Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF NEW HAMPSHIRE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED SUBSIDIARIES	)
)
for a Determination that Their Merger is	)
Exempt From Approval Requirements	)
or, in the Alternative, for Approval	)
of Their Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND AT&T CORP.,
TOGETHER WITH ITS CERTIFICATED SUBSIDIARIES, FOR A DETERMINATION
THAT THEIR MERGER IS EXEMPT FROM APPROVAL REQUIREMENTS OR,
IN THE ALTERNATIVE, FOR APPROVAL OF THEIR MERGER*

1.             On January 30, 2005, SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit B.  SBC and AT&T, together with its certificated affiliates and operating subsidiaries doing business in New Hampshire (collectively, “Joint Applicants”), hereby request, pursuant to RSA 374:22-o and 369:8, II, a determination that the planned merger is exempt from any requirement to obtain approval from this Commission.  Alternatively, if the Commission finds that the merger of SBC and AT&T is subject to approval, the Joint Applicants request such approval pursuant to RSA 374:33.

2.             As explained more fully below, the merger of SBC and AT&T will not adversely affect the rates, terms, service, or operation of the Joint Applicants within New Hampshire.  To the contrary, the merger is in the public interest, as it will permit the Joint Applicants to continue

* An investor disclosure statement is attached to this Joint Application as Exhibit A.

providing existing services at competitive rates, will augment the competitive telecommunications markets within New Hampshire, and will not affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in New Hampshire and will yield a combined company that is better able to innovate and provide services to New Hampshire customers.

I.              THE PARTIES

A.            SBC Communications Inc. (“SBC”)

3.             SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC’s operating subsidiaries provide voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More detailed information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, which is available at http://www.sbc.com/gen/investor-relations?pid=5465.(1)

(1)  SBC owns several subsidiaries that are subject to this Commission’s regulatory jurisdiction but are not involved in or affected by the merger.  The first subsidiary, SBC Long Distance, Inc., f/k/a Southwestern Bell Communications Services, Inc., is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, California 94588.  SBC Long Distance is authorized to provide competitive intraLATA toll service within the State of New Hampshire pursuant to Commission Order No. 22,473 entered February 25, 1997.  In addition, SBC Long Distance is authorized to provide facilities-based competitive local exchange services within the State of New Hampshire pursuant to Commission Order No. 24,380 entered October 6, 2004 in Docket DT 04-012.  The second subsidiary, SBC Telecom, Inc., is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, Texas 78215.  Pursuant to Commission Order No. 23,464 entered May 3, 2000 in Docket DT 99-203, SBC Telecom Inc. was authorized to provide resold and facilities-based competitive local exchange services in the State of New Hampshire.  SBC Telecom Inc. did not, however, perfect this authority by filing a tariff.  Finally, SNET America, Inc. d/b/a SBC Long Distance East, was authorized to provide intraLATA toll services pursuant to Commission Order No. 21,870 entered October 17, 1995 in Docket DE 95-156.

This Commission has pending before it a joint application, filed on February 1, 2005, pursuant to which SBC Telecom, Inc. and SBC Long Distance propose to consolidate the New Hampshire operating authority of both entities into SBC Long Distance, LLC.  The merger of SBC and AT&T will not affect this planned consolidation in any fashion.

B.            AT&T Corp. (“AT&T”)

4.             AT&T is a New York corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a substantial base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, which is available at http://www.att.com/ar/docs/annualreport_2003.pdf.

C.            AT&T Subsidiaries

5.             AT&T is the holding company parent of AT&T Communications of New England, Inc. (“AT&T-NE”) and Teleport Communications Group, Inc., which in turn is the holding company parent of Teleport Communications Boston, Inc. (“TCG”).

6.             AT&T-NE is a New York corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  AT&T-NE is authorized to provide long distance services in New Hampshire pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Order No. 22,725 on September 15, 1997, in Case DE 97-174.

7.             TCG is a Delaware corporation headquartered at 99 Bedford Street, Boston, MA 02111.  TCG is authorized to provide competitive local exchange telephone services in New Hampshire pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Order No. 22,710 on September 4, 1997, in Case DE 97-173.

D.            Designated Contacts

SBC Contacts

Wayne Watts
Paul K. Mancini
Martin E. Grambow
James M. Robinson IV
SBC Communications Inc.
175 East Houston
San Antonio, TX 78205-2233
(210) 351-3429

Colin S. Stretch
Scott K. Attaway
Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC
Sumner Square
1615 M Street, N.W.
Suite 400
Washington, DC 20036
(202) 326-7968

Frederick J. Coolbroth

Devine, Millimet & Branch
Professional Association
49 North Main Street
Concord, NH 03301
(603) 410-1703

AT&T Contacts

William P. Leahy
Jay E. Gruber
AT&T
99 Bedford Street
Boston, MA 02111
(617) 574-3149

Douglas L. Patch
Orr & Reno, Professional Association
One Eagle Square
P.O. Box 3550
Concord, NH 03302-3550
(603) 223-9161

Kenneth W. Salinger
Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0561

II.            REQUEST FOR DETERMINATION THAT THE MERGER IS EXEMPT FROM THE APPROVAL REQUIREMENTS OF RSA 374:33

8.             The Commission’s merger approval authority stems from RSA 374:33, which provides:  “No public utility or public utility holding company as defined in section 2(a)(7)(A) of the Public Utility Holding Company Act of 1935 shall directly or indirectly acquire more than 10 percent, or more than the ownership level which triggers reporting requirements . . . whichever is less, of the stocks or bonds of any other public utility or public utility holding company incorporated in or doing business in this state, unless the commission finds that such acquisition is lawful, proper and in the public interest.”

9.             Joint Applicants acknowledge that the Commission has in at least one instance looked to RSA 374:33 to provide approval authority over a parent level transaction arguably akin to the transaction at issue here.  Re Contel of New Hampshire, Inc., 79 NH PUC 226, 228 (1994).  To the extent that precedent is deemed applicable here, Joint Applicants respectfully disagree with it.  SBC is neither a public utility nor a public utility holding company as defined in section 2(a)(7)(A) of the Public Utility Holding Company Act of 1935 since it does not own, control or hold with power to vote more than ten percent of the voting securities of an electric utility company or a gas distribution company.  Accordingly, RSA 374:33 does not give the Commission jurisdiction over the merger.(2)

10.           In any case, even if the Commission determines as a presumptive matter that it has review authority over this transaction, its authority is subject to two statutory exceptions, both of which appear to apply to the transaction at issue here.  First, RSA 369:8, II provides that “approval of the commission shall not be required” for a merger, including those involving parent companies, if the public utility files “a detailed written representation . . . that the transaction will not have an adverse effect on rates, terms, service, or operation of the public utility within the state.”  As explained further below, the proposed merger will not have an adverse effect on rates, terms, service, or operation of the public utility within New Hampshire.  Quite the contrary, the proposed merger serves the public interest.  This explanation is accompanied by verifications provided by SBC and AT&T and is accordingly sufficient to trigger the exemption from approval set out in section 369:8, II.

11.           Second, RSA 374:22-o provides:  “Any person or business entity authorized by the commission to engage in business as a competitive local exchange carrier and any competitive toll provider having less than a 10 percent share of toll revenue in New Hampshire shall not be required to seek prior commission approval of financings, or corporate organizational changes, including, without limitation, mergers, acquisitions, corporate restructurings, issuance or transfer of securities, or the sale, lease, or other transfer of assets or control.”  The only applicant here that arguably falls outside the scope of this exemption is

(2) RSA 374:30 requires this Commission’s approval for any proposed transfer by a utility of its “franchise, works or system.”  That provision is also not applicable here, because no operating subsidiary of AT&T is transferring its franchise, works, or system to another company.  To the contrary, all existing operating subsidiaries will continue to function as they do today.  There will be no change in the identity of the SBC or AT&T operating subsidiaries that provide service to New Hampshire consumers.

AT&T-NE, which, in the past, has exceeded the 10 percent threshold set out in section 374:22-o.  The most recent annual report data available to the Commission is for 2003.  Since that time, AT&T-NE’s share of toll revenue in the state has been declining, however, and AT&T believes that as of today, and certainly before the merger is consummated, AT&T-NE is likely to fall below the 10% threshold.  In the event that is the case, RSA 374:22-o would exclude the SBC/AT&T merger from the Commission’s jurisdiction.

III.           ALTERNATIVE REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

12.           In the alternative, Joint Applicants request Commission approval of the planned merger.  In reviewing proposed mergers, the Commission considers “whether the transfer of control . . . will have an adverse effect” on existing customers in New Hampshire.  Re New England Telephone and Telegraph Co. dba NYNEX, 82 NH PUC 30 (1997).

13.           The Commission has further indicated that, in making this determination, it applies a “no harm” standard, explaining that “it is not rational to prohibit the conveyance of securities if the proposed transaction is otherwise lawful and customers are not harmed thereby.”  Re Eastern Utilities Associates, Order No. 20,094, Docket DF 89-085, 76 NH PUC 236, 253 (1991).  “In essence, the ‘no net harm’ test requires approval of a proposed transaction if the public interest is not adversely affected.”  Re New England Electric System, 84 NH PUC 502, 509-511 (1999), quoting Re CCI Telecommunications of N.H., Inc., 81 NH PUC 844, 845 (1996).  See also, e.g., Re National Grid Group, PLC, Order No. 23,640, at 3, Docket DE 00-287 (Feb. 20, 2001) (“Under the public interest standard of RSA 374:33 and the ‘no adverse effect’ standard of RSA 369:8 to be applied by the Commission where a utility or public utility holding company seeks to acquire, directly or indirectly, a jurisdictional utility, the Commission must determine that the proposed transaction will not harm ratepayers.”); Re EnergyNorth Natural

Gas, Inc., 85 NH PUC 360, 366-367 (2000) (“the Commission must determine that the proposed transaction will not harm ratepayers”).

14.           The proposed SBC/AT&T merger satisfies this standard.  The proposed merger will be at the holding company level.  Because the AT&T subsidiaries operating in New Hampshire will continue to exist in their current form following the merger, the merger will not adversely affect customer rates, services, or service quality.  Nor will there be any impact on any of the AT&T subsidiaries’ agreements with customers, which will continue under the same terms and conditions in effect prior to the merger.  This is true for all existing services, including residential local and long distance service.  In terms of financial structure, the combined organization will enjoy enhanced financial health and vigor.  The merger will not adversely affect — and, in fact, will benefit — customers in New Hampshire.  This merger is entirely unrelated to AT&T’s prior decision, in 2004, to stop actively marketing local and long-distance service to residential and small business customers.  Prior to the execution of the Merger Agreement, AT&T had already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts, and shutting outbound telemarketing centers.

A.            The Planned Merger

15.           The Merger Agreement calls for AT&T to be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction.  AT&T will be the surviving entity of the merger with the newly formed entity.  The combined entity will retain the name AT&T and will be a wholly owned subsidiary of SBC.

16.           In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from

AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

17.           The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, Inc., SBC Telecom, Inc., AT&T-NE, or TCG, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  All of those entities will continue to hold the state certificates that they currently hold.  There will be no transfer of assets of those certificated entities in connection with the merger.

B.            The Planned Merger Will Not Have an Adverse Effect on Rates, Terms, Service, or Operation of AT&T-NE or any other SBC or AT&T Certificated Subsidiary Operating Within New Hampshire.

1.             General Benefits of the Proposed Merger

18.           The Joint Applicants respectfully submit that the merger of SBC and AT&T will clearly and demonstrably benefit the public interest.  The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services more quickly and effectively than either company could on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

19.           The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  Notably, SBC expects higher capital spending, totaling approximately $2 billion (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

20.           The merger will also strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, and the Department of Defense.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

21.           The merger will increase innovation and investment, which will make existing services more efficient, lead to more rapid introduction of those services to new customers, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers in New Hampshire should benefit from these anticipated merger synergies.

2.             Post-Merger Competition

22.           The merger will affirmatively enhance competition in the provision of services to businesses in New Hampshire.  If the proposed transaction is consummated, the combined SBC/AT&T organization will only strengthen competition in the business sector.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.

23.           Nor will the merger do anything to diminish competition for the provision of telecommunications services in New Hampshire.  There already are numerous other providers that stand ready, willing, and able to provide services to business customers in New Hampshire, including incumbent carriers such as Verizon, competitive providers such as BayRing Communications, Lightship Telecom, and Paetec, and intermodal competitors.  Indeed, the Commission’s website lists nearly 400 authorized intraLATA toll providers.

24.           The merger will not diminish interexchange competition for mass market customers.  This is at least in part the result of AT&T’s pre-merger decision, in 2004, to stop actively marketing local and long distance service to residential customers in light of changes in the market, developments in the regulatory landscape promoting sustainable, facilities-based competition, and the pace of technological change.  Thus, even before its decision to merge with SBC, AT&T was no longer a price-constraining force for the mass market, and consummation of the merger therefore obviously should have no adverse effect on competition in that market.  At the same time, competition for mass market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers.

25.           Moreover, SBC and AT&T expect the merger to enhance competition in the mass market, insofar as the combined organization will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

3.             Quality of Service and Rates

26.           The proposed merger will not harm – and, indeed, should enhance – the availability and quality of the services currently offered by the AT&T and SBC subsidiaries certificated in New Hampshire.  All of these certificated entities will continue to exist in their current forms upon consummation of the merger.  The merger will not adversely affect the rates, terms, or conditions of service provided by any of those certificated entities to their current customers.

27.           In fact, the Joint Applicants anticipate that the merger will ultimately improve the quality and variety of communications services offered to the citizens of New Hampshire.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  And the increased financial expenditures of the combined organization in the form of capital investment will accelerate the pace at which these new and improved services are deployed.

4.             The Financial Strength of the Resulting Organization

28.           The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry and reduced revenues and diminished market capitalizations are expected in the future.  The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  For example, the announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from below investment grade status to investment grade.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to the benefit of all of AT&T’s subsidiaries currently operating in New Hampshire.

5.             Employment Outlook

29.           The merger of SBC and AT&T will create a stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  SBC and AT&T expect, however, that the merger should produce more jobs in the long term than if the companies continued operations independently.  The merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

30.           Both unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  Morton Bahr, President of the CWA, stated:  “With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  CWA Press Release, Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T (Jan. 31, 2005).  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  IBEW Press Release, Statement of the International Brotherhood of Electrical Workers on SBC Purchase of AT&T (Jan. 31, 2005) (quoting IBEW President Edwin Hill).

6.             Corporate Citizenship

31.           As a combined company, AT&T and SBC will continue their traditions of community involvement and good corporate citizenship.

7.             The Authority of This Commission to Regulate Rates and Service

32.           The merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in New Hampshire pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority to regulate the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

8.             Related Governmental Filings

33.           In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the United States Department of Justice, each of which will review the merger.  The Joint Applicants also expect the transaction to be reviewed by a number of state regulatory commissions, as well as by various international regulatory entities.

IV.           CONCLUSION

WHEREFORE, SBC and AT&T respectfully request that the Commission determine, pursuant to RSA 374:22-o or RSA 369:8, II, that the merger between SBC and AT&T is exempt from the Commission’s approval authority.  In the alternative, SBC and AT&T respectfully request that the Commission approve this Joint Application and grant any other relief deemed necessary and appropriate to effectuate the Agreement and Plan of Merger.

Respectfully submitted,

/s/ Frederick J. Coolbroth	/s/ Jay E. Gruber (FJC)
Frederick J. Coolbroth Devine, Millimet & Branch Professional Association 49 North Main Street Concord, New Hampshire 03301 (603) 410-1703	Jay E. Gruber AT&T 99 Bedford Street Boston, MA 02111 (617) 574-3149
Douglas L. Patch

Wayne Watts
Paul K. Mancini
Martin E. Grambow
James M. Robinson IV
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205-2233
(210) 351-3429
jr8475@sbc.com

Colin S. Stretch
Scott K. Attaway
Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C.  20036
(202) 326-7968 (Telephone)
(202) 326-7999 (Facsimile)
cstretch@khhte.com

Counsel for SBC Communications Inc.

Orr & Reno, Professional Association
One Eagle Square
P.O. Box 3550
Concord, NH 03302-3550
(603) 223-9161

Kenneth W. Salinger
Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0561

Counsel for AT&T Corp.

Dated:  February 28, 2005

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF NEW HAMPSHIRE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED SUBSIDIARIES	)
)
for a Determination that Their Merger is	)
Exempt From Approval Requirements	)
or, in the Alternative, for Approval	)
of Their Merger	)
)

VERIFICATION

I, Rick L. Moore, being duly sworn according to law, depose and say that I am the Managing Director – Corporate Development of SBC Communications Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director – Corporate Development
SBC Communications Inc.

Sworn and subscribed before me this 25th day of February, 2005

/s/ Karen Denise Menchaca

Notary Public

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF NEW HAMPSHIRE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED SUBSIDIARIES	)
)
for a Determination that Their Merger is	)
Exempt From Approval Requirements	)
or, in the Alternative, for Approval	)
of Their Merger	)
)

VERIFICATION

I, David P. Condit, being duly sworn according to law, depose and say that I am Vice President, Law and Government Affairs for AT&T Corp.; that I am authorized to and do make this affidavit for it and its certificated New Jersey subsidiaries; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

/s/ David P. Condit
David P. Condit
Vice President, Law and Government Affairs
AT&T Corp.

Sworn and subscribed before me this 22nd day of February, 2005

/s/ Deborah A. Stewart

Notary Public

Exhibit A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

Exhibit B

Agreement and Plan of Merger